

August 19, 2022

Hugh Y. Rienhoff, Jr.
Chief Executive Officer
Imago BioSciences, Inc.
329 Oyster Point Blvd., 3rd Floor
329 Oyster Point Blvd., 3rd Floor

> **Re: Imago BioSciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 18, 2022**
> **File No. 333-266963**

Dear Dr. Rienhoff, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences